DaimlerChrysler Wholesale Receivables LLC
                              27777 Inkster Road
                       Farmington Hills, Michigan 48334


                                                              October 12, 2006


Ms. Sara D. Kalin
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

                    Re: DaimlerChrysler Wholesale Receivables LLC Post-Effective Amendment No. 1 to
                          Registration Statement on Form S-3
                          Filed August 25, 2006
                          File No. 333-120110
                          -----------------------------------------

Dear Ms. Kalin:

                  This is in response to the staff's comments on Post-Effective Amendment No. 1 to the above-referenced Registration Statement. The numbered responses below correspond to your numbered comments.

Registration Statement on Form S-3
----------------------------------

General
-------

Comment:

      1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

            We confirm that the registrant, DaimlerChrysler Wholesale Receivables LLC ("DCWR"), and DaimlerChrysler Master Owner Trust ("DCMOT"), the issuing entity that securitizes auto dealer floorplan receivables, have been current and timely with the applicable Exchange Act reporting for the last twelve months with respect to asset-backed securities backed by auto dealer floorplan receivables. The registrant does not have any affiliate that acts as a depositor or an issuing entity in respect of the same asset class as the receivables covered by the registration statement.

Comment:

      2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to
            Item 1100(f) of Regulation AB.

Response:

            We confirm that either all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or the finalized agreements will be filed simultaneously with or prior to the final prospectus.

Comment:

      3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

            We confirm that we will file at the time of a takedown the required legal and tax opinions, as described in footnote 133 to Release 33-8518.

Comment:

      4. We note from page 28 of your base prospectus that noteholders may have the benefit of several types of credit enhancement listed in that section as well as the benefit of "other agreements." We note similar "catch-all" disclosure in the last bullet point on page 34 and in the second to last sentence on page 34. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language noted above as well as any other similar catch-all phrases.

Response:

            We have deleted the "catch-all" phrases from pages 28 and 34 of the base prospectus and have added a more specific description of the enhancements on page 34. We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.


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


Prospectus Supplement
---------------------

Front Cover Page
----------------

Comment:

      5. Please revise to ensure that all forms of credit enhancement contemplated in the prospectus supplement are listed on the cover page. For example, while it appears from page S-29 that you may use a swap agreement, the cover page does not reflect this information. Revise accordingly. See Item 1102(h) of Regulation AB.

Response:

            We have added to the cover page of the prospectus supplement a reference to other forms of credit and cashflow enhancement that a series might have.

Comment:

      6. While we note the revisions you have made to your base prospectus, page S-2 of your prospectus supplement continues to indicate that if information varies between the base prospectus and prospectus supplement, investors should rely an the information in the prospectus supplement. Please revise to provide language consistent with the similar disclosure at the beginning of your base prospectus.

Response:

            We have so revised the language on page S-2.

Summary of Series Terms, page S-6
---------------------------------

Comment:

      7. Please expand the disclosure regarding your revolving period to provide all of the information required by Item 1103(a)(5) of Regulation AB. For example, disclose the maximum amount of additional assets that may be acquired, if applicable, and disclose the percentage of the asset pool represented by the revolving period.

Response:

            We have added the requested additional disclosure concerning the revolving period under "Summary of Series Terms -- Revolving Period" on page S-8.

Comment:

      8. Either here or in the annex to your prospectus, please revise the disclosure regarding your other series of notes to clearly indicate the relative priority of the additional securities to the securities being offered and rights to the underlying pool assets and their cash flows. See Item 1113(e)(1) of Regulation AB.


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


Response:

            We have added language to "Summary of Series Terms -- Other Series of Notes" to indicate where in the prospectus supplement we describe the allocation of collections among series.

Interest Rate Swap, page S-29
-----------------------------

Comment:

      9. While we note that you have provided bracketed language confirming that you will provide all information required by Item 1114 with respect to third-party credit enhancers, please expand the disclosure in this section to confirm that you will also provide all information required by Item 1115 with respect to any derivative counterparties.

Response:

            We have added this reference under the caption "[The Swap Counterparty]". We believe that the information on page S-29 focuses on the terms of the swap agreement rather than disclosure concerning the swap counterparty itself.

Base Prospectus
---------------

Other Enhancements, page 34
---------------------------

Comment:

      10. Please expand your disclosure in this section to provide a brief description of each type of credit enhancement you intend to use instead of merely listing them out in bullet-point format. See
            Item 1114(a) of Regulation AB. Additionally, as a follow-up to comment 4 above, please revise your disclosure regarding derivatives to specifically list the types of agreements you may use instead of indicating that you may use agreements "such as" the ones listed on page 28. The base prospectus should specifically list all forms of credit enhancement you intend to use in any takedown.

Response:

            Please see the response to comment 4. Also, we have expanded to descriptions of the various enhancements on page 34 of the base prospectus.

Reports to be Filed with the SEC, page 74
-----------------------------------------

Comment:

      11. We note the disclosure indicating that you do not intend to file any Exchange Act reports with respect to a series of notes following completion of the reporting period required by Rule 15d-1. Please confirm your understanding that


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


            subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended.

Response:

            We understand that a subsequent issuance of notes by the issuing entity may renew its Exchange Act reporting requirements with respect to such subsequent issuance.

Telephone comment:

            On the facing page of the registration statement, only the depositor, and not the issuing entity, should be shown.

Response:

            We have deleted reference to the issuing entity on the facing page of the registration statement.

      Please contact the undersigned at 248-512-3990, Renwick D. Martin at 212-839-5319 or James Huang at 212-839-8573 if you have any questions or further comments.

                                                     Very truly yours,



                                                     /s/ Byron C. Babbish
                                                     --------------------
                                                     Byron C. Babbish


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